Scott E. Pueschel

One New Hampshire Avenue, Suite 350

Pease International Tradeport

Portsmouth, NH 03801

603-373-2019 voice

603-433-6372 fax

spueschel@pierceatwood.com

www.pierceatwood.com

Admitted in: MA    NH    VA

January 31, 2007

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

On behalf of Environmental Power Corporation (the “Company”), enclosed for your review are three copies of Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-138999) of the Company, relating to the registration under the Securities Act of 1933 of 4,387,360 shares of the Company’s common stock (the “Registration Statement”), which is being filed with the Commission on January 31, 2007. Two of the enclosed copies of Amendment No. 1 have been marked to indicate all changes made to the Registration Statement as originally filed with the Securities and Exchange Commission on November 29, 2006.

This Amendment is being filed in response to comments contained in your letter of December 27, 2006 relating to the Registration Statement, the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 1-32393) and the Company’s Form 10-Q for the quarter ended September 30, 2006 (File No. 1-32393). These comments, and the responses on behalf of the Company to these comments, are set forth below.

Registration Statement on Form S-3

1.	We note that you are registering a total of 4,387,360 shares of common stock in this offering and that you have a total of 9,731,259 shares of common stock outstanding. Given the nature and size of the transaction, please advise us of the basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

Response to Comment 1:

We believe that the sale of shares registered for resale under the Registration Statement are appropriately characterized as secondary sales under Rule 415(a)(1)(i).

Item D.29 of the Staff’s Manual of Publicly Available Telephone Interpretations recognizes that in determining whether an offering styled as a secondary one is really on behalf of the issuer, consideration should be given to “how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We respectfully submit that these factors, as applied to the facts and circumstances of this transaction, demonstrate that the selling security holders are not and were not acting as underwriters or otherwise as a conduit for the Company.

I. Background

On October 23, 2006, the Company entered into Subscription Agreements pursuant to which three institutional investors (two of which were affiliated with each other but not with the Company) became irrevocably committed to purchase the Company’s Series A 9% Cumulative Convertible Preferred Stock, referred to as the Series A preferred, and common stock warrants in a private placement transaction pursuant to Rule 506 of Regulation D, subject to the satisfaction of certain customary conditions. This transaction is referred to in this response as the private placement. The private placement was consummated on November 9, 2006. Pursuant to the terms of the Subscription Agreements, the Company agreed to register on a resale basis the shares of common stock underlying the securities issued in the private placement. In connection with the private placement, the Company also issued warrants to purchase 168,745 shares of common stock to Westminster Securities Corporation, one of the placement agents in the private placement, as compensation for their services as placement agent. Westminster subsequently assigned its warrants to certain of its employees, who are reflected as selling stockholders in the Registration Statement.

II. Analysis

1. Holding period for the shares. At this time, each of the investors has held the securities purchased in the private placement for a period in excess of two months, and more than three months have elapsed since they became bound to purchase the shares pursuant to the Subscription Agreements. Each of the investors represented in writing to the Company that it was acquiring the securities, and the shares of common stock underlying the securities, for its own account and not with a view toward any resale or distribution. The investors retain the sole right to decide when to sell their shares and at what price. However, notwithstanding the filing

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

of the Registration Statement, there are no guarantees that the investors will be able to sell their shares within any particular period of time or at any particular price, and so their investment remains at risk and may remain so indefinitely, particularly in light of the beneficial ownership limitations described below.

2. Circumstances under which the shares were received. Each investor in the private placement is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, and represented this status in writing to the Company. Each investor made further representations to the Company in writing as to its financial sophistication and its acquisition of the securities for its own account and not with a view to any resale or distribution. All of the securities purchased in the private placement were purchased through Westminster Securities Corporation and Canaccord Adams, in their capacities as placement agents in the private placement.

The Company is aware that the Commission is often concerned in these cases with issuances of securities that have the potential to be massively dilutive to existing stockholders, as a result of their anti-dilution provisions, the discount to the market at which they are often issued and various dividend and penalty provisions. While the terms of the Series A preferred stock and common stock warrants issued in the private placement include anti-dilution provisions, these provisions contain a price floor, equal to the closing price of the Company’s common stock on the date the Subscription Agreements were entered into, below which no adjustment to the conversion price of the Series A preferred stock or the exercise price of the warrants may be made. As a result, the maximum number of additional shares of the Company’s common stock issuable as a result of any possible anti-dilution adjustments to the conversion price of the Series A preferred or the exercise price of the warrants is 105,742 shares, a very small amount in comparison to the total number of shares of common stock currently outstanding and the total number of shares of common stock issuable upon conversion or exercise of the securities issued in the private placement and which the Company seeks to register. In addition, any dividends or damages payable pursuant to the terms of the Series A preferred stock or the common stock warrants are payable only in cash. The conversion price of the Series A preferred stock is $5.271 per share (the purchase price for each share of Series A preferred stock was 10 times this amount, and each share of Series A preferred stock is initially convertible into 10 shares of common stock), the exercise price of the warrants issued to the investors is $5.522 per share, and the exercise price of the warrants issued to the placement agent is $5.271 per share. In addition, the investors paid an amount equal to $0.125 per underlying share as consideration for the issuance of the warrants. These prices compare to a closing price of $5.08 per share for the Company’s common stock on the date the Subscription Agreements were executed, and a volume weighted average closing price of $4.77 per share for the Company’s common stock for the 20 trading days up through and including the date on which the Subscription Agreements were executed (the volume weighted average closing price for the 30 trading days up through and including the date of executive is $4.61 per share). In fact, the Company engaged in

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

extensive discussions with the American Stock Exchange to ensure that the terms of the private placement would represent an offering of securities at a price equal to or in excess of the market value of the Company’s common stock for purposes of the Exchange’s rules relating to stockholder approval of transactions involving an issuance of more than 20% of a listed issuer’s outstanding common stock. As the Commission is aware, these rules apply to, among other things, offerings that are at a price less than the greater of book or market value (the price in the private placement was well in excess of book value). The Exchange agreed with the Company that the terms of the private placement would not require stockholder approval as a prerequisite to the listing of the underlying shares of common stock, and such shares have, as of this date, been approved for listing by the Exchange.

3. All of the selling stockholders are unrelated to the Company. None of the three investors in the private placement, nor any of their affiliates, had any relationship with the Company prior to the private placement. While the securities issued in the private placement entitle the investors to acquire a substantial percentage of the Company’s common stock in the aggregate, the securities also contain provisions limiting the percentage of the Company’s outstanding common stock that the investors, together with their affiliates, may beneficially own at any given time to 9.99%, in the case of Black River Commodity Clean Energy Investment Fund LLC, and 4.99% in the case of Fort Mason Master, LP and Fort Mason Partners, LP. In the latter case, this limitation may be increased to 9.99% upon 61 days’ prior notice to the Company, but in neither case may the 9.99% limitation be waived. These limitations demonstrate the intention of both the investors and the Company to limit the number of shares of common stock that any investor may beneficially own or dispose of at any given time. As disclosed in the prospectus, Westminster has provided placement agent and other investment banking services to the Company in the past, and John O’Shea is a stockholder of the Company, but neither Westminster nor Mr. O’Shea is an affiliate of the Company.

4. Number of shares involved. The Company seeks to register a total of 4,387,360 shares of its common stock pursuant to the Registration Statement. This amount is equal to approximately 45% of the Company’s outstanding shares of common stock, and approximately 51% of its public float. The number of shares of common stock being registered on behalf of Black River Commodity Clean Energy Investment Fund LLC, Fort Mason Master, LP and Fort Mason Partners, LP represents approximately 35%, 8% and 0.5%, respectively, of the Company’s outstanding shares of common stock, and approximately 39%, 9% and 0.6%, respectively, of the Company’s public float. With respect to the public float calculation, of the approximately 1,100,000 million shares held by affiliates, almost 1,040,000 of the shares have been held by such affiliates for over two years, and over 760,000 of the shares are founder’s shares dating back to the inception of the Company over 20 years ago. Given the long holding period of most of the affiliate shares, the Company believes that the outstanding common stock number is the more appropriate benchmark. While the amount sought to be registered is significant in proportion to the Company’s outstanding shares of common stock, the Company

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

does not believe that this amount is disproportionate in light of the value received by the Company in the private placement, particularly considering the manner in which the securities were priced in relation to the market value of the Company’s common stock, as discussed above, and the very limited possibility of further dilution associated with the securities.

5. The principal selling stockholders are not in the business of underwriting securities. None of the investors in the private placement is in the business of underwriting securities, but rather are in the business of making investments for their own account. Indeed, none of the investors is a registered broker-dealer. Although Westminster is a registered broker-dealer, and John O’Shea and Matthew McGovern are affiliates of Westminster, all of the 168,745 shares that they are offering for sale pursuant to the Registration Statement are issuable upon exercise of warrants issued by the Company as compensation for Westminster’s services as placement agent for the private placement. Given the limited number of shares that these selling stockholders are offering for sale compared to the total number of shares being offered for sale, as well as compared to the number of shares of Company common stock outstanding, the inclusion of these selling stockholders in the offering should not affect the status of the offering as a secondary offering.

6. Under all the circumstances, it does not appear that the selling stockholders are acting as a conduit for the Company. The private placement was negotiated at arm’s length terms with investors who are independent from the Company and had no prior relationship with the Company. Each investor in the private placement represented to the Company that it was acquiring the securities for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities. The investors have now held the securities issued in the private placement for a period of over two months, and there is no guarantee that they will be able to sell their shares at any particular time or at any particular price. The securities were priced at a level in excess of the market value of the Company’s common stock for purposes of the rules of the American Stock Exchange, and there is little future dilution possible pursuant to their terms. The Company will not receive any proceeds from the sale of shares by the selling stockholders under the Registration Statement.

In addition to the foregoing analysis under the Staff’s telephone interpretation, the Company believes that the offering described in the registration statement fits squarely within the language of Rule 415. The described securities are being offered solely by persons other than the Company (Rule 415(a)(1)(i)), and the Company will receive no benefit from the resale of the securities. The shares of common stock included in the registration statement that have not already been issued are issuable upon exercise or conversion of outstanding securities (as permitted by Rule 415(a)(iii) and (iv)).

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

Based on the foregoing, we believe the selling security holders are not acting as a conduit for the Company. Accordingly, we believe the offering is properly characterized as a secondary offering for purposes of Rule 415(a)(1)(i).

License Agreement with Danish Biogas Technology A/S, page 7

2.	You indicate that Microgy licenses the anaerobic digestion portion of its technology from Danish Biogas Technology A/S, referred to as DBT. Please disclose the amount of the license fee per project. It appears from your disclosure that such fee is fixed per project, if so, than please state the percentage in future filings.

Response to Comment 2:

The requested disclosure relates to information that was redacted from the copy of the Addendum, dated April 14, 2003, to the Technology Licensing Agreement, dated May 12, 2000, between Microgy and Danish Biogas Technology, A.S., which was filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K (SEC File No. 0-15472) for the year ended December 31, 2003, as filed with the Commission on March 30, 2004. The redacted information is the subject of an order by the Commission, dated August 16, 2004, granting confidential treatment of this information until March 30, 2014. Therefore, the Company would propose not to disclose this information in future filings.

Buzzard, page 10

3.	We note your lease interest in the Scrubgrass Generating Company. We also see your market risk disclosure on page 44 which specifically indicates that as lessee you are required to fund the lessor’s variable rate debt obligations, which appear to be material at approximately $130 million. Please explain to us how you evaluated this variable interest as lessee under FIN 46R. Please provide any quantitative analysis you may have performed in your accounting evaluation.

Response to Comment 3:

The Company’s Buzzard Power Corporation subsidiary has a contractual obligation to fund the lessor’s variable rate debt obligations as part of its lease, provided Buzzard receives from Penelec, the ultimate lessee with whom it has a lease arrangement, funds to pay this obligation. In the event that Penelec does not pay Buzzard, Buzzard has no obligation to fund the lessor’s variable rate debt obligations, but there would be an event of default under the lease. In the event of default, Buzzard’s lease interest and all principal project agreements, rights and obligations would transfer to Scrubgrass Generating Company. Scrubgrass Generating Company does, by design,

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

have sufficient equity to operate on its own without additional subordinated financial support. Buzzard is not an owner of Scrubgrass Generating Company, nor does it have any obligation to provide financial support. Buzzard’s only obligation to Scrubgrass Generating Company is to remit payments to them, if received from Penelec under Buzzard’s lease agreements. Scrubgrass Generating Company is therefore not a variable interest entity under FIN 46R.

4.	It is unclear from your disclosure what happens in the event of an unanticipated shut down of the Scrubgrass Generating Plant, other than for routine maintenance. Please enhance future disclosure and explain to us the specific operating and financial ramifications of such an event. Also, it is unclear who has responsibility for providing insurance on the property. Please enhance your disclosure accordingly.

Response to Comment 4:

The ramifications of an unanticipated shut down on the Company’s operating and financial results would vary based upon the length of the shut down. During a shut down, the Company would experience a loss of revenues and an increase in maintenance expense, offset by a decrease in fuel costs. Depending on the length of the outage, it could potentially create a default under the terms of the lease or one of the principal project agreements. In such an event, the lessor, Scrubgrass Generating Company, could cause the curtailment of the lease and impact the assignment of the principal project agreements. With respect to insurance, Buzzard is responsible for providing insurance on the property. However, this function is managed by Power Services Company through the Management Services Agreement. The Company will enhance its future disclosure accordingly.

Incorporation of Certain Documents by Reference, page 28

5.	Please revise to incorporate by reference the Item 1.01 Form 8-K that was filed on December 15, 2006. Please consider including the language discussed in Telephone Interpretation H.69, Securities Act Section, Manual of Publicly Available Telephone Interpretations (July 1997).

Response to Comment 5:

The Company has made the requested revisions to the Registration Statement. In addition, the Company has revised the Registration Statement to incorporate by reference the Form 8-Ks filed on December 22, 2006, January 5, 2007 and January 8, 2007.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

Revenue Recognition, page 31

6.	Your disclosure indicates that when the estimate on a contract indicates a loss, your policy is to record the entire loss during the accounting period in which it is estimated, which is appropriate under GAAP. Your Form 10-Q for the period ended September 30, 2006 discloses negative margins for the three and nine month period ended September 30, 2005, and positive margins on product sales for the comparative periods ended September 30, 2006. Please provide to us a summary analysis which highlights how you calculated such revenues and expenses for each period. Also, to the extent you had recorded entire losses on contracts in costs of goods sold, please disclose such losses in the notes to your financial statements.

Response to Comment 6:

Product sales include revenues related to the percentage completion method of certain contracts as well as O&M revenues and other miscellaneous revenues related to the operations of the Microgy facilities. The following table highlights the changes to the Company’s estimates on certain contracts and their effect on the Company’s reported revenues and expenses for each period. The Company recognized the full loss in the period in which it was estimated. The Company updates its estimates to complete on a quarterly basis. By the third quarter of 2005, the Company had completed the first of these concept plants and realized that it would have significant cost overruns. In the third quarter of 2005, the Company estimated losses from the contracts on the three Dairyland facilities to be approximately $940,000. By the beginning of 2006, the Company had completed two projects and, as it approached completion of the last facility, realized improvements on construction costs, specifically the generator side of the project based upon the Company’s experience in the first two facilities. This resulted in decreased costs of approximately $310,000 that were realized in primarily in the first half of 2006. Additionally, the Company received approved change orders of approximately $220,000. These changes resulted in a final loss on the contracts of approximately $410,000 instead of $940,000. This change of approximately $530,000 was recognized over the course of several quarters as the cost estimates and approved change orders were revised.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

	Final Contract Estimate 9/30/2005	Contract to Date 9/30/2005	9 Months Ended 9/30/2005	Final Contract Estimate 9/30/2006	Contract to Date 9/30/2006	9 Months Ended 9/30/2006
REVENUES
Product Revenues	8,468,920	3,124,823	3,124,823	8,510,680	8,510,680	1,239,841
O&M Revenues	—		435,534	—		30,534
Miscellaneous	—		—	—		497,936
Product Sales	8,468,920	3,124,823	3,560,357	8,510,680	8,510,680	1,768,311
COSTS
Construction	9,411,030	4,066,932	4,066,932	8,919,668	8,919,668	706,720
Operating & Start-Up			308,579			919,005
Bad Debt Allowance			750,000
Cost of goods sold	9,411,030	4,066,932	5,125,511	8,919,668	8,919,668	1,625,725
OPERATING INCOME
Product Revenues	(942,109)	(942,109)	(942,109)	(408,988)	(408,988)	533,121
O&M Revenues	—	—	126,955	—	—	(888,471)
Miscellaneous	—	—	(750,000)	—	—	497,936
Operating Income	(942,109)	(942,109)	(1,565,154)	(408,988)	(408,988)	142,586

	12 Months Ended 12/31/2004	9 Months Ended 9/30/2005	3 Months Ended				Final Contract Costs
			12/31/2005	3/31/2006	6/30/2006	9/30/2006
Product Revenues	3,736,427	3,124,823	409,589	640,927	244,384	354,530	8,510,680
Construction Costs	3,736,427	4,066,932	409,589	544,200	(68,699)	231,219	8,919,668
Operating Income	—	(942,109)	—	96,727	313,083	123,311	(408,988)

Goodwill and Intangible Assets, page F-9

7.	In your response letter dated October 26, 2004 to our review of your 2003 Form 10-K you highlighted in response number 40 some very specific assumptions used to support the carrying value of Microgy’s goodwill. It appears that such assumptions have not materialized; in particular with respect to the revenue figure previously estimated of approximately $50 million for the year 2005. Furthermore, you disclose on page 5 of your Form S-3, “Microgy has a history of losses. For the nine months ended September 30, 2006, we incurred a net loss of $7.8 million. For the years ended December 31, 2005 and 2004, we incurred net losses of $11.4 million and $4.0 million, respectively. We expect our Microgy subsidiary to continue to incur losses, reduce our earnings or, as the case may be, add to our earnings deficit as we seek to further develop its business. These ongoing losses will adversely affect our financial condition into at least 2007.” Therefore, please submit to us the most recent goodwill impairment test which supports the carrying value of your

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

recorded goodwill, or revise your financial statements. For each specific variable mentioned under your DCF analysis in your prior response letter, please explain how such statements compare to actual results to date. Similarly, please provide your analysis used to support the carrying value your licensed technology rights with DBT. We may have further comment upon review of your response.

Response to Comment 7:

In the response letter dated October 26, 2004, the Company performed an impairment test using an analysis of discounted cash flows using a business model based on the sale of facilities based upon the Microgy technology. Subsequently, the Company has changed its business model to reflect an own-and-operate business model. The Company now expects its revenues to come principally from the sale of renewable natural gas that will be produced at its facilities.

The following table compares the Company’s original assumptions to its actual results for those periods.

	2004	2005	2006	2007
Revenues
Original Estimates	10,897	50,286	99,832	69,368
Actual	3,736	3,534	1,948	NA
Operating Expenses
Original Estimates	(9,215)	(41,510)	(79,026)	(54,424)
Actual	(3,736)	(4,477)	(2,790)	NA
SG&A Expenses
Original Estimates	(4,209)	(4,288)	(46,114)	(5,165)
Actual	(2,437)	(4,316)	(6,386)	NA
Tax Expenses
Original Estimates	—	(1,798)	(4,609)	(3,695)
Actual	—	—	—	NA
Net Cash Flows
Original Estimates	(2,527)	3,190	11,526	6,594
Actual	(2,437)	(7,056)	(11,836)	NA
DCF @ 26%
Original Estimates	(2,005)	2,009	5,762	2,616
Actual	(2,437)	(7,056)	(11,836)	NA
Net Present Value
Original Estimates				$8,000,000

The Company’s current impairment testing entails performing a discounted cash flow (DCF) analysis to reflect the current business forecast and other internal and external factors, including the Company’s financial position, contractual rights and obligations, economic conditions, and market factors and comparing the results to the book value of Microgy, comprised of identifiable assets (including Licensed Technology Rights), goodwill, and liabilities. The Company does not

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

consider the goodwill or licensed technology rights to be impaired as long as the DCF analysis yields a result that is greater than the combined book value.

2006
Book Value	12/31/2006
Identifiable Assets	9,709,586
Goodwill	4,912,866
Liabilities	(752,361)
Book Value	13,870,091

Fair Value	12/31/2006
Discounted Cash Flow Analysis	43,000,000
Total Fair Value	43,000,000

DCF Analysis	2007	2008	2009	2010	2011	2017 - 2020
Tanks in Operation	71	71	71	71	71	71

Revenues	9,531	38,353	57,454	60,034	62,741	705,493

Operating Expenses	(2,632)	(14,728)	(22,345)	(22,951)	(23,573)	(243,094)

SG&A Expenses	(4,606)	(4,730)	(4,926)	(5,206)	(5,588)	(113,711)

Capital Expenditures	(80,722)	(39,862)	—	—	—	—

Financing Draws (Costs)	66,064	24,035	(8,811)	(8,811)	(8,811)	(79,295)

Free Cash Flow	(12,363)	3,068	21,373	23,067	24,769	269,393

DCF @ 26%	(9,812)	1,933	10,685	9,152	7,799	23,473

Net Present Value						$43,000,000

The assets/liabilities of Microgy were grouped in this reporting group according to the following assumptions:

•	Tangible assets and liabilities from the acquisition of Microgy were grouped according to their historic groupings.

•	Intangible assets were grouped according to rights conveyed legally by contract, statute, or similar means. Microgy had licensed technology rights to several technologies, including anaerobic digestion. After due diligence prior to the acquisition of Microgy, the Company determined that the only viable and marketable technology was the anaerobic digestion technology. A certified valuation expert completed an independent valuation analysis that estimated the fair market value of the technology license.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

•	Goodwill was assumed to represent the accumulation of all remaining elements of value that could not be specifically allocated to some other tangible or intangible asset of the business.

The DCF analysis is based on the following assumptions:

•	The construction and operation of 13 facilities that incorporate 71 digester tanks in total. The total capital expenditure is approximately $138 million.

•	These facilities will generate approximately 5.9 million MMBTUs of renewable natural gas that will be sold for $7.95 per MMBTU. These facilities will also generate $8.4 million of other revenues from management fees and environmental credits. All revenues escalate at 2.5% annually.

•	The operating costs for these facilities will be $12.4 million and escalate at 2.5% annually.

•	SG&A is based on the Company’s current forecasts and increase at approximately 9% annually.

•	Project financing on 80% of the capital expenditures with the following terms: 7% interest and 30-year amortization. These financing assumptions are based upon the terms of the Company’s $60 million bond offering that was closed in 2006.

•	The rate used for the discount factor was 26%. The Company decreased the discount factor from the original 28% due to the signing of certain Memoranda of understanding. The original 28% was deemed appropriate by the Company’s valuation expert to represent a discount rate that is relevant to the overall business enterprise, increased by the additional risk associated with technology and development stage enterprises.

The projections of facilities constructed and operated in the table above represent the Company’s best estimates on the number and timing of the construction of its facilities at the time the analysis was performed. These forecasted facilities include 3 operating facilities in Wisconsin, 4 facilities in Texas that are under contract or construction, and 1 facility in Nebraska and 5 facilities in California that are all under contract.

Undertakings, 11-2

8.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Response to Comment 8:

The Company has made the requested revision to the Registration Statement.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 44

9.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable assurance of achieving their objectives...” Please confirm, and in future filings revise to state, if true, that your disclosure controls and procedures are also designed to provide reasonable assurance of achieving their objectives. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec_gov/rules/fnal/33-8238.htm>.

Response to Comment 9:

The Company hereby confirms, and will revise its disclosure in future filings, that its controls and procedures are also designed to provide reasonable assurance of achieving their objectives.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

10.	Please explain to us how you have accounted for the $15 million private placement offering of convertible preferred stock with detachable warrants. Please be detailed in your response referencing the accounting literature used. Furthermore, please describe to us how you allocated the proceeds to your convertible preferred stock and the detachable warrants. Lastly, please explain to us if a beneficial conversion feature exists with respect to your preferred stock.

Response to Comment 10:

In October 2006, Environmental Power entered into an equity transaction in order to raise capital to fund ongoing operations. The transaction had three components:

•	Series A Preferred Stock Issued to Investors – The Company entered into agreements for the sale of $15 million of the Company’s Series A 9% cumulative convertible preferred stock in a private placement on October 23, 2006. Under the terms of the financing, the Company issued and sold 281,241 shares of its Series A preferred stock at a purchase price of $52.71 per share. Each share of Series A preferred stock is convertible into 10 shares of the Company’s common stock.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

•	Warrants for Series A Preferred Stock Issued to the Investors—The Company also issued and sold warrants to purchase up to 1,406,205 shares of Common stock at a purchase price of $0.125 per warrant. The warrant exercise price is $5.52.

•	Warrants Issued to the Placement Agent—The Company also issued to the Placement Agent warrants to purchase up to 168,745 shares of common stock at an exercise price of $5.27.

Classification of Preferred Stock

Although the Series A preferred stock does not meet the definition of “mandatorily redeemable” under FAS 150, it does have a redemption feature that is based upon the following triggering events:

•	failure of a Conversion Shares Registration Statement to be declared effective by the Commission on or prior to the 180th day after the Original Issue Date, other than as a result of an Allowed Delay;

•	if the effectiveness of the Conversion Shares Registration Statement lapses or the Holders are not otherwise permitted to resell Registrable Securities under the Conversion Shares Registration Statement for more than an aggregate of 30calendar days during any 12 month period;

•	the Company shall fail to deliver certificates representing Conversion Shares issuable upon a conversion on or prior to the 10th Trading Day;

•	the Company shall fail to pay in full the amount of cash due pursuant to a Buy-in within 10 calendar days;

•	the Company shall redeem more than a de minimis number of Junior Securities other than as to repurchases of Common Stock or Common Stock Equivalents from departing officers, directors or employees;

•	the Company shall be party to a Change of Control Transaction;

•	there shall have occurred a Bankruptcy Event;

•	the Common Stock shall fail to be listed or quoted for trading on a Trading Market for more than five consecutive Trading Days; or

•	any final monetary judgment, write or similar final process for greater than $2.5 million.

Consistent with the guidance in EITF Topic D-98, Classification and Measurement of Redeemable Securities, since the first of these triggering events are outside of the control of the Company, the securities should be classified outside of permanent equity. The Series A preferred stock will be classified in temporary equity, and the Company will reevaluate this classification on or prior to the 180th day after the Original Issue Date and at each period end.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

Classification of Warrants

The detachable warrants are not treated as a derivative under FAS 133 as they are contracts that are indexed to the Company’s stock and are classified in stockholders’ equity of the financial statements (FAS 133 paragraph 11(a)).

The Company followed the guidance of EITF 00-19 with respect to the classification of the detachable warrants, which states that, “the initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments.” In this case, the warrants require physical settlement or net-share settlement. They do not require net-cash settlement nor do they give the counterparty a choice of net-cash settlement or settlement in shares. We have considered paragraphs 12-32 of EITF 00-19 and concluded that the terms of the warrants satisfy all criteria for classification as equity.

Classification of Warrants Issued to Placement Agent

The Company followed the guidance of FAS 123(R) to determine the value and classification of the warrants issued to the Placement Agent. According to FAS 123(R),

“If the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

In order to determine the fair value of the common stock warrants issued to the placement agent, the Company used the Black Scholes model. This expense of $539,487 was treated as a cost of issuance and decreased the fair value of the preferred stock. The fair value was based upon the following assumptions:

Date of Commitment	10/23/06
Total Warrants Granted	168,745
Exercise Price	$5.27
Stock Price	$5.08
Expected Life in Years	4.00
Annualized Volatility	84.00%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate—Bond Equivalent Yield	4.800%
Call Option Value	$3.20
Fair Market Value	$539,487

Accounting Treatment and Presentation of the Series A Preferred Stock and its Associated Warrants and Beneficial Conversion Feature

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

The Series A preferred stock does contain a beneficial conversion feature since the non-detachable conversion feature is in-the-money at the commitment date (the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based on those terms). EITF 98-5 states that the beneficial conversion feature should be valued separately and states:

“The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).”1

Additionally ETIF 98-5 states that for convertible preferred securities, any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders over the minimum period from the date of issuance to the date at which the preferred shareholders can realize that return (that is, through the date of earliest conversion) using the effective yield method.2

EITF 00-27 states that an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the EITF 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

The following table shows the relative fair value basis calculation.

Convertible Preferred Stock Issuance	Total Value	Relative Value
Fair Value of Warrants	4,841,668	26%	3,512,996
Fair Value of Series A preferred	13,511,522	74%	9,998,526

Total	$18,353,190	100.00%	13,511,522

The fair value of the Series A Preferred stock was calculated by subtracting the issuance costs of approximately $1,488,467 from the gross proceeds of approximately $15 million. The fair value of the warrants was calculated using the Black-Scholes option model with the following assumptions:

[1]	EITF 98-05, para. 5
[2]	EITF 98-05, para 9

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

INPUT VARIABLES
Stock Price	$5.08
Exercise Price	$5.52
Expected Life in Years	5.00
Volatility	84%
Dividends	0.00%
Treasury Rate: 4 Year	4.69%
# of Shares	1,406,205
Fair Value of the Warrants	4,841,668

The relative fair value of Series A Preferred Stock is then divided it by the number of shares for which the Series A Preferred Stock converts and this value is subtracted from the fair value of common stock at the commitment date. Multiply this figure by the number of common shares for which the Series A Preferred Stock converts to get the beneficial conversion feature for the Series A stock. (Intrinsic Value Method). The following table shows the calculation of the beneficial conversion feature.

Intrinsic Value Method
Relative value	$9,998,526
Conversion basis	2,812,410
Relative value of common stock	$3.56
Fair value of common stock at commitment	$5.08
Beneficial conversion per share	$1.52
Beneficial Conversion Feature	$4,288,517

EITF 95-05 states that when the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.1 The Task Force also notes that for those preferred securities that are convertible at the date of issuance, the discount would be fully amortized through retained earnings at the date of issuance.2

Therefore the following entries were made in October:

Dr. Cash	14,051,395
Cr. Series A Preferred Stock		10,449,173
Cr. Warrants to Purchases C/S		3,600,816
To record the sale of Preferred Stock and warrants at relative fair value

For the year ended December 31, 2006, the loss attributed to common shareholders will be adjusted by the recorded beneficial conversion feature of the Series A preferred stock.

[1]	EITF 98-05, para. 6
[2]	EITF 98-05, para 8 footnote 5

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

In addition to a decrease in the value of the Series A preferred stock, the Company increased additional paid in capital to record the beneficial conversion feature.

Debit: Preferred Stock	$539,487
Credit: Additional Paid in Capital	$539,487

Because the Series A preferred stock is convertible at date of issuance, the beneficial conversion feature must be amortized immediately. To amortize this beneficial conversion feature, the company decreased additional paid in capital in the amount of the beneficial conversion feature and increased the Series A preferred stock in this amount.

Debit: Additional Paid in Capital	$539,487
Credit: Preferred Stock	$539,487

The beneficial conversion feature is determined to be a deemed dividend and is classified as a loss available to common shareholders.

Loss Available to Common Shareholders	$539,487
* * * * * *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings

Securities and Exchange Commission

January 31, 2007

The Company hopes that the foregoing responses are helpful to the Commission in its review of the Registration Statement and the Reports and fully responsive to its comments. We would appreciate it if you would contact the undersigned at (603) 373-2019 as soon as possible with any questions or additional comments you may have regarding the Registration Statement or the Reports.

Very truly yours,

/s/ Scott E. Pueschel

Scott E. Pueschel

cc:	Mr. Scott Anderegg
Mr. Robert Babula